UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

BlockFi Lending LLC

(Name of Applicant)

201 Montgomery Street, Suite 263

Jersey City, New Jersey 07302

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
BlockFi Interest Accounts	Unlimited

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Jonathan Mayers

201 Montgomery Street, Suite 263

Jersey City, New Jersey 07302

(646) 779-9688

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert E. Buckholz

C. Andrew Gerlach

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Application for Qualification on Form T-3, which amends the Application for Qualification on Form T-3 (File No. 022-29098) originally filed by BlockFi Lending LLC with the Securities and Exchange Commission on February 14, 2022 (the “Initial Application”), is being filed solely with the purpose of filing a revised Exhibit T3C and Exhibit T3E.

This Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings given to them in the Initial Application.

EXHIBIT LIST

Exhibit No.	Description

Exhibit T3A*	Certificate of Formation of BlockFi Lending LLC

Exhibit T3B*	Limited Liability Company Agreement of BlockFi Lending LLC

Exhibit T3C**	Form of Indenture between BlockFi Lending LLC and Ankura Trust Company, LLC, as Trustee

Exhibit T3D	Not applicable.

Exhibit T3E**	Form of Rate Change Announcements

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1

*	Previously filed.
**	Filed herewith by this Amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, BlockFi Lending LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Jersey City, New Jersey, on the 23rd day of February, 2022.

(Seal)		BlockFi Lending LLC

Attest:	/s/ Jonathan M. Mayers	By:	/s/ Zachary Lee Prince
	Name: Jonathan M. Mayers		Name: Zachary Lee Prince
	Title: General Counsel, Secretary		Title: President